Exhibit 32.1

The following certification is provided by the undersigned Chief Executive Officer of Royal Financial, Inc. on the basis of such officer's knowledge and belief for the sole purpose of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION

In connection with the Quarterly Report of Royal Financial, Inc. (the "Company") on Form 10-QSB for the three months ended December 31, 2005, as filed with the Securities and Exchange Commission on February 14, 2006 (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 14, 2006   /s/ Donald A. Moll

                                                          Name: Donald A. Moll
                                                          Title: President and Chief Executive Officer;
                                                                    Acting Principal Accounting Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission upon request. This certification accompanies the Report and shall not be treated as having been filed as part of this Report.